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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            -----------------------
                                  SCHEDULE 14D-1
                                (AMENDMENT NO. 1)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                      OF THE SECURITIES EXCHANGE ACT OF 1934
                               ___________________
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                             AMERICAN PAGING, INC.
         ------------------------------------------------------------
                       (NAME OF SUBJECT COMPANY [ISSUER])

                                API MERGER CORP.
                                      AND
                         TELEPHONE AND DATA SYSTEMS, INC.
         ------------------------------------------------------------
                                    (BIDDER)

                           COMMON SHARES ($1.00 PAR VALUE)
         ------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    02882K10
         ------------------------------------------------------------
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                            LEROY T. CARLSON, JR.
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       TELEPHONE AND DATA SYSTEMS, INC.
           30 N. LASALLE STREET, SUITE 4000, CHICAGO, ILLINOIS  60602
         ------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  ---------

                                   COPY TO:
                            JAMES G. ARCHER, ESQ.
                               SIDLEY & AUSTIN
                               875 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 906-2000


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     This Amendment  No. 1 to the Tender Offer Statement on Schedule 14D-1
("Schedule 14D-1") and Amendment No. 3 to the Statement on Schedule 13D (collectively, this "Amendment") relates to the offer by API Merger Corp., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Telephone and Data Systems, Inc., a company organized under the laws of Iowa ("TDS"), to purchase all outstanding Common Shares, par value $1.00 per share (the "Common Shares"), of American Paging Inc., a Delaware corporation (the "Company"), at a price of $2.50 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 18, 1998 (the "Offer of Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

      All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth under "THE TENDER OFFER -- 9. Financing of the Offer and the Merger" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $10 million. TDS will ensure that Purchaser has sufficient funds to acquire all of the outstanding Common Shares pursuant to the Offer and the Merger. TDS will provide such funds from its working capital or from existing credit facilities. No decision has been made concerning which of the existing credit facilities, if any, will be utilized. Such decision will be made on such dates as funds are required to consummate the Offer and the Merger and to pay related fees and expenses.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth under "SPECIAL FACTORS -- Beneficial Ownership of the Securities of the Company -- Security Ownership of the Company by TDS, Purchaser and Certain Beneficial Owners" of the Offer to Purchase is hereby supplemented and amended by adding the following:

          A Schedule 13D was filed with the Commission by Gabelli Funds, Inc. ("GFI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL") and Mario J. Gabelli with respect to 409,300 Common Shares which represents approximately 5.4 percent of the outstanding Common Shares. Pursuant to such Schedule 13D, GFI has sole voting and dispositive power with respect to 271,100 Common Shares, Gabelli Associates has sole voting and dispositive power with respect to 130,200 Common Shares and GAL has sole voting and dispositive power with respect to 8,000 Common Shares.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser, TDS and The Voting Trust" of the Offer to Purchase is hereby amended and supplemented by adding the following information:


                                       2
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          The Voting Trust holds TDS Series A Common Shares and was created under an Agreement, dated June 30, 1989, as amended ("The Voting Trust Agreement"), to facilitate long-standing relationships among the trust's certificate holders. The five trustees of The Voting Trust (the "Trustees") hold and vote the TDS Series A Common Shares in accordance with the terms of The Voting Trust Agreement. Under the terms of The Voting Trust Agreement, the Trustees, except as otherwise specifically provided, possess and are entitled to exercise all of the rights and powers of owners of the TDS Series A Common Shares deposited in The Voting Trust. Except as otherwise provided in the Trust Agreement with respect to certain transactions, such Series A Common Shares are to be voted as a unit in accordance with the six-vote majority of the Trustees. A "six-vote majority" requires the affirmative vote by the Trustees holding no fewer than six votes. Four of the Trustees, who are currently directors of TDS, have two votes each, and the remaining Trustee has one vote.

          Pursuant to the terms of The Voting Trust Agreement, the Trustees are instructed to use their best judgment to select suitable directors. TDS has a twelve person Board of Directors and four of the five Trustees are directors of TDS; however, The Voting Trust Agreement does not require the Trustees to elect any specified persons as directors.

           As a result of the TDS Series A Common Shares held in The Voting Trust representing 51.4% of the voting power of the combined TDS Common Shares and the TDS Series A Common Shares and four of its Trustees serving as directors on the Board of Directors of TDS, The Voting Trust may be deemed to control TDS and indirectly the Company.


ITEM 10.   ADDITIONAL INFORMATION.

     The first paragraph under "THE TENDER OFFER - - 12. Certain Conditions to the Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

          12.  CERTAIN CONDITIONS OF THE OFFER.   Notwithstanding any other term
     or provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or pay for any Common Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for Common Shares tendered if (i) immediately prior to the expiration of the Offer the Asset Contribution Agreement Condition is not satisfied or (ii) at any time on or after February 11, 1998 and prior to the expiration of the Offer and prior to the acceptance of the Common Shares, any of the following events or facts shall have occurred:

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby supplemented and amended by adding the following exhibits which were previously incorporated by reference:

     (c) (2) Asset Contribution Agreement, dated as of December 22, 1997, among TDS, TSR Paging and TSR Wireless.

     (c)(3) Option Agreement, dated as of December 22, 1997, between TDS and TSR Wireless LLC.


                                       3
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     (c)(4)  Restated Certificate of Incorporation, as amended, of the
Company.

     (c)(5) The Voting Trust Agreement, dated as of June 30, 1989, with respect to the TDS Series A Common Shares.

     (c)(6) Exchange Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(7) Revolving Credit Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(8) Amendment to Revolving Credit Agreement, dated March 5, 1997 and effective January 1, 1997, between the Company and TDS.

     (c)(10) Intercompany Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(11) Registration Rights Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(12) Employee Benefit Plans Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(13) Amendment to Revolving Credit Agreement, dated February 27, 1995, between the Company and TDS.

     (c)(14) Amendment to Revolving Credit Agreement, dated August 10, 1995, between the Company and TDS.

     (c)(15) Amendment to Revolving Credit Agreement, dated December 31, 1995, between the Company and TDS.

     (c)(16) Amendment to Revolving Credit Agreement, dated April 15, 1996, between the Company and TDS.

     (c)(17) Amendment to Revolving Credit Agreement, dated August 2, 1996, between the Company and TDS.

     (c)(18) Amendment to Revolving Credit Agreement, dated November 13, 1996, between the Company and TDS.

     (c)(19) Amendment, dated as of November 20, 1992, to The Voting Trust Agreement with respect to the TDS Series A Common Shares.

     (c)(20) Amendment, dated as of May 9, 1991, to The Voting Trust Agreement with respect to the TDS Series A Common Shares.

     (c)(21) Joint Filing Agreement and Power of Attorney, dated February 10, 1997, with respect to The Voting Trust.


                                       4
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                                      SIGNATURES

Dated:  March 17, 1998

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.


API MERGER CORP.                   THE VOTING TRUST*


By: /s/ LeRoy T. Carlson, Jr.             By: /s/ LeRoy T. Carlson,Jr.
    ---------------------------------         ------------------------------
    Name:  LeRoy T. Carlson, Jr.              Name:  LeRoy T. Carlson, Jr.
    Title:    President                       Title:  As Trustee and
                                                      Attorney-in-Fact
                                                      for other Trustees**

                                          *  Signature only for Amendment No. 3
                                             to the Schedule 13D relating to the
TELEPHONE AND DATA SYSTEMS, INC.             direct and indirect beneficial
                                             ownership of the Common Shares of
                                             American Paging, Inc. by API Merger
                                             Corp., Telephone and Data
By: /s/ LeRoy T. Carlson, Jr.                Systems, Inc. and The Voting Trust,
    ---------------------------------        respectively.
    Name: LeRoy T. Carlson, Jr.
    Title: President and Chief            ** Pursuant to Joint Filing Agreement
           Executive Officer                 and Power of Attorney filed
                                             herewith.


   Signature Page to Amendment No. 1 to Schedule 14D-1 relating to the Offer by API Merger Corp. to purchase all outstanding Common Shares of
           American Paging, Inc. and Amendment No. 3 to Schedule 13D relating to the direct and indirect beneficial ownership of the Common
       Shares of American Paging, Inc. by API Merger Corp., Telephone and
             Data Systems, Inc., and The Voting Trust, respectively.



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                                 EXHIBIT INDEX

   Exhibit No.      Exhibit Description
   -----------      -------------------
     (c)(2)         Asset Contribution Agreement, dated as of December 22, 1997, among TDS, TSR Paging and TSR Wireless.

     (c)(3) Option Agreement, dated as of December 22, 1997, between TDS and TSR Wireless LLC.

     (c)(4) Restated Certificate of Incorporation, as amended, of the Company.

     (c)(5) The Voting Trust Agreement, dated as of June 30, 1989, with respect to TDS Series A Common Shares.

     (c)(6) Exchange Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(7) Revolving Credit Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(8) Amendment to Revolving Credit Agreement, dated March 5, 1997 and effective January 1, 1997, between the Company and TDS.

     (c)(10) Intercompany Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(11) Registration Rights Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(12)        Employee Benefit Plans Agreement, dated as of January 1,
                    1994, between the Company and TDS.

     (c)(13)        Amendment to Revolving Credit Agreement, dated February 27,
                    1995, between the Company and TDS.

     (c)(14)        Amendment to Revolving Credit Agreement, dated August 10,
                    1995, between the Company and TDS.

     (c)(15)        Amendment to Revolving Credit Agreement, dated December 31,
                    1995, between the Company and TDS.

     (c)(16)        Amendment to Revolving Credit Agreement, dated April 15,
                    1996, between the Company and TDS.

     (c)(17)        Amendment to Revolving Credit Agreement, dated August 2,
                    1996, between the Company and TDS.


     (c)(18) Amendment to Revolving Credit Agreement, dated November 13, 1996, between the Company and TDS.

     (c)(19) Amendment, dated as of November 20, 1992, to The Voting Trust Agreement with respect to the TDS Series A Common Shares.

     (c)(20) Amendment, dated as of May 9, 1991, to The Voting Trust Agreement with respect to the TDS Series A Common Shares.

     (c)(21) Joint Filing Agreement and Power of Attorney, dated February 10, 1997, with respect to The Voting Trust.
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